UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D

Amendment No. 7

Under the Security Exchange Act of 1934


JAN BELL MARKETING, INC.
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

45076 10 9
(CUSIP number)

Lior Ben-Shmuel
101 S. State Road 7, Suite 201
Hollywood, FL 33023
(Name, address and telephone number of person authorized to receive notices and communications)

April 8, 1999
(Date of event which requires filing of this statement)











1. Name of Reporting Persons. I.R.S. Identification No. of above person.

                       Eliahu Ben-Shmuel

2. Check the appropriate Box if a Member of a Group

                       N/A

3. SEC Use Only


4. Source of Funds

                       PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                       Not Applicable            [     ]

6. Citizenship or Place of Organization

                       Israel

                                   Sole Voting Power
Number of                   7
                                    Eliahu Ben-Shmuel
Shares Beneficially                Shared Voting Power
Owned By                    8
                                          0
Each Reporting                     Sole Dispositive Power
Person With                 9
                                      1,570,204
                                   Shared Dispositive Power
                            10
                                          0



11. Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,570,204

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares.

                           [   ]


13. Percent of Class Represented by Amount In Row (11)

                              5.53%

14. Type of Reporting Person (See Instructions)

                            IN







Item 1.                SECURITY AND ISSUER.

This statement of Beneficial Ownership on Schedule 13D is filed by Eliahu Ben-Shmuel with the Securities and Exchange Commission relating to the Common Stock, par value $.0001 per share (the Common Stock), of Jan Bell Marketing, Inc., a Delaware corporation (Jan Bell). The address of the principle executive office of Jan Bell is 14051 Northwest 14th Street, Sunrise, Florida 33323.

Item 2.                IDENTITY AND BACKGROUND.

This statement is filed on behalf of Eliahu Ben-Shmuel (the Filling Person). Mr. Ben-Shmuel's principle occupation is functioning as an executive of various entities hereinafter mentioned. His principle office is located at 101 S. State Road 7, Suite 201 Hollywood, Florida 33023. Mr. Ben-Shmuel is a citizen of Israel.

The Filing Person is the General Partner of E.B. Family
Partnership, Ltd., a Colorado limited partnership, formed on March 26, 1993. The Filing Person is individually the general partner and E.B. Family Trust is the limited partner.

The Filing Person is President and a director of the Hay
Foundation, Inc., a Florida not-for-profit corporation.

The Filing Person is the President of Chai Developers, Inc., a
Florida corporation, which is the general partner of Chai
Developers Limited Partnership. The limited partnership was formed on October 21, 1996.

The Filing Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

The Filing Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The sale by Chai Limited Partnership of 304,100 shares of Jan Bell Marketing on April 8, 1999 and the sale of 26,900 shares of Jan Bell Marketing from E.B. Family Partnership.

The transactions in Common Stock that took place on April 8, 1999 are set forth below:

  Date    Shares Purchased          Shares Sold       Sale Price
  4/8/99                              100,000           $2.27
  4/8/99                              100,000           $2.25
  4/8/99                               25,000           $2.50
  4/8/99                               50,000           $2.50
  4/8/99                               56,000           $2.26
                                      331,000

Item 4.                PURPOSE OF TRANSACTION.

The purpose of the transactions was for investment purposes.

Item 5.                INTEREST IN SECURITIES OF ISSUER.

(a) The following chart indicates the number and percentage of shares of Common Stock beneficially owned by Eliahu Ben-
    Shmuel:


Name                           Amount of Shares
E.B. Family Partnership             1,293,700
Hay Foundation                        113,000
Izac, Lior and Shlomi Trust           146,800
Eliahu Ben-Shmuel IRA                  16,704
Total No. of Shares                 1,570,204



(b) With respect to the following companies, the filing Person has the following voting and disposition powers:

                              Sole Power to Vote   Shared Power to Vote
Name                          Direct the Vote      Direct the Vote
E.B. Family Partnership      1,293,700               0
Hay Foundation                 113,000               0
Izac,Lior and Shlomi Trust     146,800               0
Eliahu Ben-Shmuel IRA           16,704               0
                             1,570,204               0

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                       Not Applicable


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                       Not Applicable




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2000

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, Individually

E.B. Family Partners, LTD.

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, General Partner

Hay Foundation, Inc.

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, President

Chai Limited Partnership

By: /s/ Eliahu Ben-Shmuel
Eliahu Ben-Shmuel, President